EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratios)

	For the Six Months Ended June 30
	2006	2005
	(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$53	$46
Interest allocable to rental expense(b)	32	33

Total	$85	$79

Earnings:
Consolidated income before income tax expense	$821	$595
Minority interest in net income of subsidiaries having fixed charges	19	16
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	2	—
Equity income of less-than-50-percent-owned investees	(7)	(7)
Dividends received from less-than-50-percent- owned investees	5	8
Fixed charges	85	79
Interest capitalized	(5)	(12)
Amortization of previously capitalized interest	2	1

Total	$922	$680

Ratio of Earnings to Fixed Charges	10.85	8.61

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.